Exhibit (d)(4)

Exhibit A

Name of Fund	Expense Cap (% of average net assets)	Effective Date	Expense Cap Term
Bitwise Trendwise Bitcoin and Treasuries Rotation Strategy ETF	0.85%	2/6/2023	5/1/2027
Bitwise Trendwise Ethereum and Treasuries Rotation Strategy ETF	0.85%	10/3/2023	5/1/2027
Bitwise Trendwise BTC/ETH and Treasuries Rotation Strategy ETF	0.85%	10/3/2023	5/1/2027